Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

FOR THE INTERIM PERIOD ENDED MAY 31, 2008

(Translation)

July 9, 2008

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE INTERIM PERIOD ENDED MAY 31, 2008

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Executive Managing Director and General Manager of Administration Division Tel. +81-3-3486-3331
Schedule for filing semi-annual report:	August 25, 2008
Schedule for dividend payment:	August 11, 2008

1. Consolidated results for the interim period ended May 31, 2008 (From December 1, 2007 to May 31, 2008):

(1) Operating results - consolidated

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
Net sales	¥235,051 million (1.1%)	¥232,483 million (3.3%)	¥468,006 million
Operating income	¥6,671 million (-10.4%)	¥7,445 million (-4.1%)	¥15,824million
Ordinary income	¥6,679 million (-10.1%)	¥7,427 million (-5.0%)	¥15,836 million
Net income	¥3,113 million (-12.1%)	¥3,542 million (10.9%)	¥7,328 million
Net income per share -primary	¥20.42	¥23.18	¥47.96
Net income per share - diluted	-	-	-

(Notes)

1. Equity income	¥43 million	¥60 million	¥122 million

2. The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions - consolidated

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
Total assets	¥303,089 million	¥289,402 million	¥292,823 million
Net assets	¥162,284 million	¥159,776 million	¥161,140 million
Equity ratio	46.7%	48.5%	48.3%
Net assets per share	¥933.72	¥918.76	¥925.46

(Note)

Equity	¥141,686 million	¥140,378 million	¥141,398 million

(3) Cash flows - consolidated

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
Net cash provided by operating activities	¥6,906 million	¥8,596 million	¥22,331 million
Net cash used in investing activities	- ¥ 5,783 million	- ¥ 6,525 million	-¥11,166 million
Net cash used in financing activities	- ¥1,994 million	- ¥1,403 million	-¥2,757 million
Cash and cash equivalents at the end of the interim period or year	¥26,644 million	¥19,973 million	¥27,699 million

2. Dividend status

	Year ended November 30, 2007 (Actual)	Year ending November 30, 2008 (Actual)	Year ending November 30, 2008 (Estimate)
Dividend per share:			
Interim period	¥ 7.00	¥ 7.00	-
Year-end	¥ 7.00	-	¥7.00
Annual Dividend per share	¥ 14.00	-	¥14.00

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2008 (From December 1, 2007 to November 30, 2008):

	Year ending November 30, 2008
Net sales	¥478,000 million
	(2.1%)
Operating income	¥15,000 million
	(-5.2%)
Ordinary income	¥14,800 million
	(-6.5%)
Net income	¥7,700 million
	(5.1%)
Net income per share	¥50.63

(Note) The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

4. Other

(1) Changes of important subsidiaries during the interim period (Changes of specific subsidiaries due to change in scope of consolidation) No

(2) Changes in principle, procedures and presentation of accounting treatment in preparing consolidated financial statements in the current interim period

(i) Changes resulting from revisions to accounting standards: No

(ii) Changes other than (i): Yes

(Note) For more details, please refer to Changes in accounting policy on basis of presentations for consolidated financial statements.

(3) Number of shares issued (common shares)

(i) Number of shares issued at the end of the period or year (including treasury stock):

As of May 31, 2008	155,464,515 shares
As of May 31, 2007	155,464,515 shares
As of November 30, 2007	155,464,515 shares

(ii) Number of treasury stock at the end of the period or year

As of May 31, 2008	3,721,248 shares
As of May 31, 2007	2,672,685 shares
As of November 30, 2007	2,676,952 shares

(Note) For basis for calculating net income per share (consolidated), please refer to consolidated per share data.

(Reference) BRIEFING OF THE ACCOUNT (NON-CONSOLIDATION)

1. Non-consolidated results for the interim period ended May 31, 2008 (From December 1, 2007 to May 31, 2008):

(1) Operating results – non-consolidated

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
Net sales	¥116,883 million (0.8%)	¥115,989 million (1.4%)	¥232,426 million
Operating income	¥2,352 million (-18.9%)	¥2,901 million (-24.2%)	¥6,502 million
Ordinary income	¥3,186 million (-2.6%)	¥3,270 million (-21.1%)	¥7,030 million
Net income	¥1,831 million (6.2%)	¥1,724 million (-17.9%)	¥3,383 million
Net income per share	¥12.01	¥11.28	¥22.14

(Note) The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions – non-consolidated

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
Total assets	¥209,216 million	¥202,015 million	¥204,262 million
Net assets	¥119,203 million	¥120,993 million	¥119,870 million
Equity ratio	57.0%	59.9%	58.7%
Net assets per share	¥785.31	¥791.63	¥784.30
(Note) Equity	¥119,203 million	¥120,993 million	¥119,870 million

2. Estimate of non-consolidated operating results for the fiscal year ending November 30, 2008 (From December 1, 2007 to November 30, 2008):

	Year ending November 30, 2008
Net sales	¥236,500 million
	(1.8%)
Operating income	¥5,700 million
	(-12.3%)
Ordinary income	¥6,600 million
	(-6.1%)
Net income	¥3,600 million
	(6.4%)
Net income per share	¥23.66

(Note) The percentage (%) of Net sales, Operating income, Ordinary income, and Net income is the ratio of the increase or decrease compared with the previous interim period.

About a connection of the authority of period and the individual earnings forecast, took the results of the interphase and a future prospect into consideration and revised earnings forecast of the announcement on January 11, 2008.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results. As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Cash flow index

	November 30,2005	November 30,2006	November 30,2007	May 31,2008
Equity ratio (%)	49.8	47.3	48.3	46.7
Equity ratio based on market price (%)	58.6	54.6	59.3	49.0
Debt service coverage (year)	2.4	2.0	1.9	3.1
Interest coverage ratio (times)	29.5	42.1	32.9	19.2

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio = Equity / Total assets ※1
   Equity ratio based on market price = Market value of total stock / Total assets ※2
   Debt service coverage = Interest-bearing debt / Operating cash flow ※3
   Interest coverage ratio = Operating cash flow / Interest paid ※4

※1. Equity is calculated by the following formula.
Equity = Net assets – Stock subscription rights – Minority interests

※2. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares of at the end of (interim period) fiscal year (excluding treasury stock).

※3.Interest-bearing debt includes all debts whose interest is paid in the (interim) consolidated balance sheet.

※4.'Operating cash flow' and 'Interest paid' are the figure of Net cash provided by operating activities and Interest paid reported in the (interim) consolidated statements of cash flows, respectively.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

	May 31, 2008	May 31, 2007	November 30, 2007
ASSETS:			
CURRENT ASSETS:			
Cash and deposits	24,015	21,542	26,603
Notes and accounts receivable	79,140	73,055	70,120
Securities	5,000	-	5,000
Inventories	18,469	15,948	16,971
Deferred tax assets	2,036	1,888	1,768
Other	4,316	3,794	4,376
Allowance for doubtful accounts	(499)	(527)	(518)
Total current assets	132,479	115,701	124,321
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	119,761	117,495	118,674
Machinery, equipment and transportation equipment	120,363	117,562	119,656
Land	40,349	40,313	40,243
Construction in progress	3,480	1,613	1,856
Other	8,241	8,064	8,198
Accumulated depreciation	(172,169)	(165,360)	(169,359)
Total tangible fixed assets	120,026	119,688	119,270
Intangible fixed assets			
Goodwill	—	15	—
Other	2,345	2,491	2,473
Total intangible fixed assets	2,345	2,507	2,473
Investments and other assets			
Investment in securities	21,240	25,745	21,987
Prepaid pension costs	15,877	—	14,107
Deferred tax assets	441	772	489
Other	10,809	24,994	10,238
Allowance for doubtful accounts	(179)	(203)	(186)
Total investments and other assets	48,189	51,309	46,635
Total fixed assets	170,560	173,505	168,379
DEFERRED ASSETS:			
Business commence costs	48	195	122
Total deferred assets	48	195	122
Total assets	303,089	289,402	292,823

	May 31, 2008	May 31, 2007	November 30, 2007
LIABILITIES:			
CURRENTLIABILITIES:			
Notes and accounts payable	56,481	40,145	38,804
Short-term loans payable	14,804	14,864	14,979
Accounts payable-other	15,838	21,350	22,630
Accrued income taxes	3,286	3,268	4,019
Deferred tax liabilities	13	8	5
Reserve for sales rebates	2,349	1,448	1,314
Reserve for bonuses	1,923	2,046	824
Reserve for directors' and corporate auditors' bonuses	42	49	60
Other	5,444	5,142	8,007
Total current liabilities	100,184	88,325	90,646
LONG-TERM LIABILITIES:			
Bonds	10,500	10,500	10,500
Long-term loans payable	17,540	18,102	17,695
Deferred tax liabilities	7,916	7,423	7,732
Reserve for retirement benefits	2,214	2,506	2,296
Reserve for directors' and corporate auditors' retirement pay	144	752	852
Other	2,303	2,015	1,959
Total long-term liabilities	40,620	41,301	41,036
Total liabilities	140,804	129,626	131,683
NETASSETS:			
Owners' equity:			
Paid-in capital	24,104	24,104	24,104
Capital surplus	29,432	29,432	29,432
Earned surplus	90,934	86,070	88,786
Treasury stock	(3,799)	(2,651)	(2,655)
Total owners' equity	140,672	136,955	139,667
Valuation and translation adjustments:			
Valuation difference on available-for-sale securities	3,081	5,178	3,416
Deferred gains or losses on hedges	361	50	105
Translation adjustments	(2,428)	(1,806)	(1,790)
Total valuation and translation adjustments	1,013	3,422	1,731
Minority interests	20,598	19,397	19,741
Total net assets	162,284	159,776	161,140
Total liabilities and net assets	303,089	289,402	292,823

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
NET SALES	235,051	232,483	468,006
COST OF SALES	181,601	176,598	356,299
Gross profit	53,449	55,885	111,707
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	46,778	48,439	95,882
Operating income	6,671	7,445	15,824
NON-OPERATING INCOME:			
Interest income and dividend receivable	324	279	747
Equity income	43	60	122
Other	261	257	474
NON-OPERATING EXPENSES:			
Interest expense	377	327	698
Other	243	287	634
Ordinary income	6,679	7,427	15,836
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	215	7	26
Gain on sales of investment in securities	—	26	141
Subsidy received	—	373	373
Other	73	173	169
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	381	449	768
Other	112	156	587
Net income before income taxes and minority interests	6,473	7,402	15,192
Income taxes	3,080	3,152	4,628
Income taxes deferred	(89)	285	2,413
Minority interests	369	421	822
Net income	3,113	3,542	7,328

Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2008

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available -for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2007	24,104	29,432	88,786	(2,655)	139,667	3,416	105	(1,790)	1,731	19,741	161,140
Changes of items during the interim period											
Increase in earned surplus resulting from change in fiscal year-end of certain subsidiaries			104		104						104
Dividends from surplus			(1,069)		(1,069)						(1,069)
Net income			3,113		3,113						3,113
Repurchase of treasury stock				(1,143)	(1,143)						(1,143)
Net changes of items other than owners' equity						(335)	255	(637)	(717)	857	139
Total changes of items during the interim period	—	—	2,148	(1,143)	1,004	(335)	255	(637)	(717)	857	1,144
Balance at May 31, 2008	24,104	29,432	90,934	(3,799)	140,672	3,081	361	(2,428)	1,013	20,598	162,284

Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2007

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available -for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217
Changes of items during the interim period											
Dividends from surplus			370		370						370
Net income			(1,149)		(1,149)						(1,149)
Repurchase of treasury stock			3,542		3,542						3,542
Disposal of treasury stock				(382)	(382)						(382)
Net changes of items other than owners' equity						502	56	98	657	519	1,176
Total changes of items during the interim period	—	—	2,764	(382)	2,381	502	56	98	657	519	3,558
Balance at May 31, 2007	24,104	29,432	86,070	(2,651)	136,955	5,178	50	(1,806)	3,422	19,397	159,776

Consolidated Statements of Changes in Net Assets

(Millions of yen)

Year ended November 30, 2007

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217
Changes of items during the interim period											
Dividends from surplus			370		370						370
Net income			(2,218)		(2,218)						(2,218)
Repurchase of treasury stock			7,328		7,328						7,328
Disposal of treasury stock				(387)	(387)						(387)
Net changes of items other than owners' equity						(1,259)	111	114	(1,033)	862	(170)
Total changes of items during the interim period	—	—	5,480	(387)	5,093	(1,259)	111	114	(1,033)	862	4,922
Balance at November 30, 2007	24,104	29,432	88,786	(2,655)	139,667	3,416	105	(1,790)	1,731	19,741	161,140

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	6,473	7,402	15,192
Depreciation and amortization	6.385	5,913	12,388
Loss on impairment of fixed assets	-	-	227
Amortization of goodwill	25	15	31
Equity income	(43)	(60)	(122)
Write-down of investment in securities	19	5	35
Write-down of golf course memberships	6	-	0
Decrease in reserve for retirement benefits	(75)	(82)	(287)
Increase in prepaid pension cost	(1,770)	(1,630)	(3,514)
Increase in reserve for directors' and corporate auditors' retirement pay	(708)	(474)	(374)
Increase in reserve for sales rebates	1,034	211	76
Decrease in reserve for directors' and corporate auditors' bonuses	(19)	(24)	(24)
Increase in reserve for bonuses	1,098	1,233	11
Decrease in allowance for doubtful accounts	(23)	(90)	(114)
Interest income and dividend receivable	(324)	(279)	(747)
Interest expense	377	327	698
Gain on sales of investment in securities	(8)	(26)	(138)
Loss on sales and disposal of fixed assets	166	442	741
Decrease in notes and accounts receivable	(9,073)	(3,435)	(524)
Increase (Decrease) in inventories	(1,660)	8	(1,042)
Increase (Decrease) in notes and accounts payable	17,483	2,560	(367)
Increase (Decrease) in accounts payable-other	(6,337)	(694)	754
Increase (Decrease) in accrued consumption taxes	(284)	624	840
Increase in accrued expenses	(2,613)	(3,142)	(200)
Decrease in long-term accounts payable	337	479	479
Other	414	815	934
Sub-total	10,880	10,099	24,953
Interest income and dividends received	326	516	585
Interest paid	(360)	(320)	(679)
Income taxes paid	(3,939)	(1,699)	(2,528)
Net cash provided by operating activities	6,906	8,596	22,331

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Sales of securities	-	8	8
Purchase of tangible fixed assets	(7,040)	(5,259)	(10,195)
Purchase of intangible fixed assets	(262)	(189)	(659)
Purchase of investment in securities	(18)	(231)	(347)
Sales of investment in securities	44	130	1,073
Expenditure by the acquisition of subsidiary stocks without the change of the connection range	(28)	-	-
An income by the sale of subsidiary stocks without the change of the connection range	90	-	-
Loans receivable made	(90)	(638)	(668)
Collection of loans receivable	172	516	604
Disbursements for time deposits	(9)	(256)	(328)
Withdrawal of time deposits	1,124	9	18
Other	236	(614)	(672)
Net cash used in investing activities	(5,783)	(6,525)	(11,166)
III. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	45,564	41,000	83,132
Repayment of short-term loans	(44,469)	(39,920)	(80,982)
Borrowing on long-term loans	900	1,300	1,950
Repayment of long-term loans	(1,799)	(2,160)	(4,101)
Paid in from minority shareholders	179	-	-
Cash dividends paid	(1,069)	(1,149)	(2,218)
Cash dividends paid to minority shareholders	(155)	(90)	(146)
Repurchase of treasury stock	(1,143)	(382)	(387)
Net cash provided by (used in) financing activities	(1,994)	(1,403)	(2,757)
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(211)	3	(10)
V. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,082)	670	8,396
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	27,699	21,212	21,212
VII. CASH WITH THE NEW CONSOLIDATED SUBSIDIARY INCREASE AND THE ACCRUAL OF THE CASH EQUIVALENT	27	-	-
VIII. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE IN FISCAL YEAR-END OF CERTAIN SUBSIDIARIES	-	(1,909)	(1,909)
IX. CASH AND CASH EQUIVALENTS AT END OF THE INTERIM PERIOD OR YEAR	26,644	19,973	27,699

b. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish tax expenses for tax purpose and tax adjustment amounts.

(6) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Sales of securities	-	8	8
Purchase of tangible fixed assets	(7,040)	(5,259)	(10,195)
Purchase of intangible fixed assets	(262)	(189)	(659)
Purchase of investment in securities	(18)	(231)	(347)
Sales of investment in securities	44	130	1,073
Expenditure by the acquisition of subsidiary stocks without the change of the connection range	(28)	-	-
An income by the sale of subsidiary stocks without the change of the connection range	90	-	-
Loans receivable made	(90)	(638)	(668)
Collection of loans receivable	172	516	604
Disbursements for time deposits	(9)	(256)	(328)
Withdrawal of time deposits	1,124	9	18
Other	236	(614)	(672)
Net cash used in investing activities	(5,783)	(6,525)	(11,166)
III. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	45,564	41,000	83,132
Repayment of short-term loans	(44,469)	(39,920)	(80,982)
Borrowing on long-term loans	900	1,300	1,950
Repayment of long-term loans	(1,799)	(2,160)	(4,101)
Paid in from minority shareholders	179	-	-
Cash dividends paid	(1,069)	(1,149)	(2,218)
Cash dividends paid to minority shareholders	(155)	(90)	(146)
Repurchase of treasury stock	(1,143)	(382)	(387)
Net cash provided by (used in) financing activities	(1,994)	(1,403)	(2,757)
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(211)	3	(10)
V. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,082)	670	8,396
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	27,699	21,212	21,212
VII. CASH WITH THE NEW CONSOLIDATED SUBSIDIARY INCREASE AND THE ACCRUAL OF THE CASH EQUIVALENT	27	-	-
VIII. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE IN FISCAL YEAR-END OF CERTAIN SUBSIDIARIES	-	(1,909)	(1,909)
IX. CASH AND CASH EQUIVALENTS AT END OF THE INTERIM PERIOD OR YEAR	26,644	19,973	27,699

BASIS OF PREPARATIONS FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

Because importance increased, to include it in the connection range、Kyuso-service Corporation and K Logistics Corporation. Thereby, consolidated subsidiaries comprise forty-seven companies in the current fiscal year.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd., and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise nineteen companies.

The significant non-consolidated subsidiaries are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in six affiliated companies. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in eighteen non-consolidated subsidiaries including Kyuso L-Plan Corporation and in seven affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) INTERIM CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The interim closing date of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is June 30, and that of KIFUKI U.S.A. Co., Ltd., Q&B Foods Inc., Henningsen Foods Inc., Henningsen Nederland B.V. and Henningsen Foods Netherland Inc. is March 31. The subsidiaries with the closing date of June 30 are consolidated based on their temporary financial statements at May 31. The subsidiaries with the closing date of March 31 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from April 1 to May 31 are reflected in the interim consolidated financial statements.

(4) ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and stocks of affiliated companies excluded from application of the equity method are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, work in progress, and supplies are principally stated at monthly moving average cost and some joint products are stated at retail periodic average cost.

b. Depreciation

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law mainly is adopted for useful life.

(Additional information)

The Company will continue to apply the depreciation method as defined under the previous Japanese Tax Code related to tangible fixed assets acquired on or prior to March 31, 2007 and the difference between the 5% of the acquisition cost and the nominal value of each in such group of assets will be evenly allocated to the period of 5 years commencing the year next to the year when the net book value of each in such group of assets reaches 5% of the original acquisition cost. As a result, operating income has been decreased by ¥313 million and income before income taxes and minority interests for the period has been decreased by ¥314 million.

In addition, the influence to give segment information mentions it in the point concerned.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for directors' and corporate auditors' bonuses

Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated amounts payable at the end of current fiscal year.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at the end of current interim period based on the estimated retirement benefit obligations and pension fund assets at the end of current fiscal year.

Some consolidated subsidiaries adopt other method than the above.

Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S Corporation, which is registered on First Section of Tokyo Stock Exchange (from ten to thirteen years), based on the average remaining employees' service year, and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

Retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.

Reserve for directors' and corporate auditors' retirement pay

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at the end of current interim period according to each company's bylaw.

(Additional information)

Q.P. Corporation, Q.P. Egg Corporation, K pack Co., Ltd and Salad Club. Co., Ltd. abolished the rule on the retirement pay to the directors and corporate auditors pursuant to the resolutions made at the fixed the board of directors of the companies held after November, 2007, decided that abolished the retirement bonus for special services system of a director and the inspector with time of the ordinary general meeting of shareholder's end of the held companies in February, 2008 and decided what provided with an officer retirement bonus for special services which accepted at the time of the retirement of a director and the inspector in the ordinary general meeting of shareholder's of the held companies in the term in office until the retirement bonus for special services system abolition day in February, 2008. Accrued 446million of retirement benefits to directors and corporate auditors were included in the other of fixed liabilities.

d. Deferred assets

Business commence costs are deferred and amortized by the straight-line method and the amortization period of the costs is five years.

e. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. The exceptional accounting method is adopted to the interest swap agreements which conform to the special regulated terms.

2. Hedge instruments are forward exchange contracts, crude oil price swap agreements, crude oil price collar option contracts and interest swap contracts.

3. Hedge items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest of loans

4. The Company and consolidated subsidiaries enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate, crude oil price swap agreements and crude oil price collar option contracts to hedge risks from fluctuation in light and heavy oil price, and interest swap agreements to hedge risks from moving on fluctuation in interest rate.

   In addition, the Company and consolidated subsidiaries never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting.

   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

   Interest swap agreements conforming to the special regulated terms are omitted to measure their effectiveness.

g. The change of the indication method

(Intermediate consolidated balance sheet relations)

1. As the amount of Negotiable deposits included in Cash and deposits in the previous interim period year, accordance with the modification of the Regulations Concerning Consolidated Financial Statements, is presented in the Securities in the current interim period year. The amount of Negotiable deposits is ¥5,000 million in the current interim period year, and was 8,000 in the previous interim period year.

2. As the amount of Prepaid pension costs included in Other assets in the Investments and other assets component in the previous interim period year exceeded 5% of total assets, it is separately presented as an section account. The amount of Prepaid pension costs was ¥12,222 million in the previous interim period year.

(Intermediate connection income statements relations)

3. As the amount of Gain on sales of investment in securities, separately presented in the previous interim period year, was ¥19 million in the current interim period. Since it is less than or equal to 10% of total special gain component, it was included and represented in Other special gain.

(5) OTHER

a. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

b. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish tax expenses for tax purpose and tax adjustment amounts.

(6) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	May 31, 2008	May 31, 2007	November 30, 2007
(1) Contingent liabilities (guarantees)	708	725	730
(2) Pledged assets and secured debts			
Pledged assets			
Tangible fixed assets	8,550	10,883	8,676
Total	8,550	10,883	8,676
Secured debts			
Short-term loans payable	1,820	2,851	2,131
Long-term loans payable	3,083	2,832	2,748
Total	4,903	5,683	4,880

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen		
	May 31, 2008	May 31, 2007	November 30, 2007
1. Research and development costs included in general and administrative expenses	1,515	1,541	3,229

2. Loss on impairment of fixed assets

Interim period ended May 31, 2008

None

Interim period ended May 31, 2007

None

Year ended November 30, 2007

The Company and subsidiaries recognized loss on impairment for the following group of assets in the current interim period.

Location	Use	Item	Loss on impairment (Millions of yen)
Tokyo	Office	Land	143
		Buildings and structures	83

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.

In the current fiscal year, the book value of the office was written down to the recoverable amount by ¥ 227 million, accounted for as an extraordinary loss, due to decline of profitability.

Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Interim period ended May 31, 2008

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Issued shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of the previous fiscal year	155,464,515 shares	2,676,952 shares
Increase in number of shares	—	1,044,296 shares
Decrease in number of shares	—	—
Number of shares at the end of the current interim period	155,464,515 shares	3,721,248 shares

(Note) Increase in number of common stock of treasury stock is due to acquisition of the odd stock of 2,196shares and to acquisition of the stock of 1,042,100 in accordance with the Article 156 of corporate law which is applied by the third paragraph of Article 165 of corporate law.

2. Dividend

(1) Dividends from surplus

The resolution matter of the board of directors' meeting held at January 11, 2008

(1) Total amounts of dividend:	¥ 1,069million
(2) Dividend per share	¥ 7.00
(3) Record date	November 30, 2007
(4) Effective date	February 25, 2008

(2) Dividends whose effective date is after the end of the current interim period and record date is included in the current interim period

The resolution matter of the board of directors' meeting held at July 9, 2008

(1) Total amounts of dividend:	¥ 1,062million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.00
(4) Record date	May 31, 2008
(5) Effective date	August 11, 2008

Interim period ended May 31, 2007

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Issued shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of the previous fiscal year	155,464,515 shares	2,302,148 shares
Increase in number of shares	—	370,537 shares
Decrease in number of shares	—	—
Number of shares at the end of the current interim period	155,464,515 shares	2,672,685 shares

(Note) Increase in number of common stock of treasury stock is due to acquisition of the odd stock of 4,637shares and to acquisition of the stock of 365,900 in accordance with the Article 156 of corporate law which is applied by the third paragraph of Article 165 of corporate law.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 93rd shareholders' meeting held at February 23, 2007

(1) Total amounts of dividend:	¥ 1,149 million
(2) Dividend per share	¥ 7.50
(3) Record date	November 30, 2006
(4) Effective date	February 26, 2007

(2) Dividends whose effective date is after the end of the current interim period and record date is included in the current interim period.

The resolution matter of the board of directors' meeting held at July 10, 2007

(1) Total amounts of dividend:	¥ 1,069 million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.00
(4) Record date	May 31, 2007
(5) Effective date	August 8, 2007

Year ended November 30, 2007

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Issued shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of the previous fiscal year	155,464,515 shares	2,302,148 shares
Increase in number of shares	—	374,804 shares
Decrease in number of shares	—	—
Number of shares at the end of the current fiscal year	155,464,515 shares	2,676,952 shares

(Note) Increase in number of common stock of treasury stock is due to acquisition of the odd stock of 8,904shares and to acquisition of the stock of 365,900 in accordance with the Article 156 of corporate law which is applied by the third paragraph of Article 165 of corporate law.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 94th shareholders' meeting held at February 23, 2007

(1) Total amounts of dividend:	¥ 1,149million
(2) Dividend per share	¥ 7.50
(3) Record date	November 30, 2006
(4) Effective date	February 26, 2007

(2) The resolution matter of the board of directors' meeting held at July 10, 2007

(1) Total amounts of dividend:	¥ 1,069million
(2) Dividend per share	¥ 7.00
(3) Record date	May 31, 2007
(4) Effective date	August 8, 2007

(3)Dividends whose effective date is after the end of the current fiscal year and record date is included in the current fiscal year

The resolution matter of the board of directors' meeting held at January 11, 2008

(1) Total amounts of dividend:	¥1,069million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.00
(4) Record date	November 30, 2007
(5) Effective date	February 25, 2008

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen		
	May 31, 2008	May 31, 2007	November 30, 2006
Cash and deposits	24,015	21,542	26,603
(Deduction)			
Time deposits with maturity over three months	(2,370)	(1,568)	(3,903)
Certificate of deposit included in securities	5,000	-	5,000
Cash and cash equivalents	26,644	19,973	27,699

The Company reclassified "Other" of the cash flows from operating activities, which was presented in the first quarter statement as "DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE OF CLOSING DATE OF CONSOLIDATED SUBSIDIARY" from the current interim period. As a result, the company prepared the consolidated statements of cash flow in the current interim period based on the above reclassification.

SEGMENT INFORMATION

(1) Segment information of business line

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2008					
Sales					
(1) Sales to customers	188,091	46,959	235,051	—	235,051
(2) Internal sales or transfers to/from segments	5	11,814	11,819	(11,819)	—
Total	188,097	58,774	246,871	(11,819)	235,051
Operating expenses	180,009	58,171	238,181	(9,801)	228,380
Operating income	8,087	602	8,689	(2,018)	6,671

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2007					
Sales					
(1) Sales to customers	187,473	45,010	232,483	—	232,483
(2) Internal sales or transfers to/from segments	7	12,062	12,069	(12,069)	—
Total	187,481	57,072	244,553	(12,069)	232,483
Operating expenses	179,058	55,982	235,040	(10,002)	225,038
Operating income	8,423	1,089	9,512	(2,067)	7,445

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Year ended November 30, 2007					
Sales					
(1) Sales to customers	375,841	92,164	468,006	—	468,006
(2) Internal sales or transfers to/from segments	14	24,152	24,166	(24,166)	—
Total	375,855	116,317	492,173	(24,166)	468,006
Operating expenses	358,186	114,128	472,314	(20,133)	452,181
Operating income	17,669	2,189	19,858	(4,033)	15,824

(Notes)

a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Food
Distribution	Storage and transportation

c. Operating expenses unable to be allocated to segments, mainly belong to general control division in the head office of the Company and consolidated subsidiaries K.System Co., Ltd. and Kewpie Ai Co., Ltd.. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 2,100 million, and ¥ 2,058 million for the interim period ended May 31, 2008 and 2007 and for the year ended November 30, 2007, respectively.

d. Additional information

As described in Significant Items for the Preparation of Consolidated Interim Financial Statements, (4) b , with respect to tangible fixed assets acquired on or before March 31, 2007, in line with the revision to the Corporation Tax Law, from the interim consolidated accounting period under review , the fiscal year following the fiscal year in which the remaining value of the assets reaches 5% of the acquisition price through application of the method of depreciation based on the Corporation Tax Law before the revision, have depreciated the difference between an amount equivalent to 5% of the acquisition price and the memorandum price evenly over a period of five years and include the amounts in depreciation expenses. As a result, operating expenses increased ¥241 million in Foodstuffs, ¥47 million in Distribution, and operating expenses included under Corporate and Eliminations increased ¥24 million. Operating income decreased by the same amounts in Foodstuffs and Distribution.

(2) Geographical business

Segment information of the geographical business is not disclosed since the proportion of domestic sales in the interim period ended May 31, 2007 and 2006 and for the year ended November 30, 2006, exceeds 90% to the total amount of segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the interim period ended May 31, 2008 and 2007 and for the year ended November 30, 2007, are less than 10% of consolidated sales, respectively.

CONSOLIDATED PER SHARE DATA

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
Net assets per share	¥933.72	¥918.76	¥925.46
Net income per share-primary	¥20.42	¥23.18	¥47.96
Net income per share-diluted	-	-	-

(Note)

1. Net income per share-diluted in the interim period ended May 31, 2008 is not presented because of no issue of potential stocks.
2. Calculation Basis of net income per share and net income per share-diluted is as follows.

(Millions of yen)

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
Net income per share			
Net income	3,113	3,542	7,328
Amounts not attributable to common share	-	-	-
Net income attributable to common share	3,113	3,542	7,328
Weighted average number of common share (thousand shares)	152,439	152,854	152,822

3. The basics in the calculation of net assets per one stock are as follows.

(Millions of yen)

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
The net total of the department of net assets	162,284	159,776	161,140
Amount of money to subtract from the net total of the department of net assets	20,598	19,397	19,741
Minority stockholders share	(20,598)	(19,397)	(19,741)
Equity of the intermediate end of a term (the end of a term) to modify a common stock	141,686	140,378	141,398
The number of common stocks of the intermediate end of a term (the end of a term) (thousand shares)	151,743	152,791	152,787

(Omission of disclosure)

The disclosure of "Lease Transactions", "Securities" and "Derivative Financial Transactions" is omitted, because it is considered not to be so necessary to disclose in this brief note of the account.

SIGNIFICANT SUBSEQUENT EVENTS

Interim period (From December 1, 2007 to May 31, 2008)

(1) The sale of shares of our principal subsidiary.

At its board of directors' meeting held on April 4, 2008, Q.P. Corporation resolved to sell all the shares of its consolidated subsidiary, Henningsen Nederland B.V. and Q.P. Corporation concluded a contract for its sale on June 10, 2008. Henningsen Nederland B.V. is hereby excluded from our consolidated group.

a. Reason of the shares sale

Business reorganization of an overseas subsidiary

b. Sale

Henningsen Nederland Holding B.V.

c. Sale of the schedule

June 10, 2008

d. Overview of Henningsen Nederland B.V.

1	Name	Henningsen Nederland B.V.
2	Main business	Jerky production and sale
3	Business contents with us	—

e. Contents of the subsidiary shares sale concerned

1	The number of the sale stocks	792shares
2	Sale charge	13,000 thousands Euro
3	Sale gain	About 3,800 thousands Euro
4	The share ratio after the sale	—%

Q.P. CORPORATION

Non-Consolidated Balance Sheets

(Millions of yen)

	May 31, 2008	May 31, 2007	November 30, 2007
ASSETS:			
CURRENT ASSETS:			
Cash and deposits	18,359	16,932	20,331
Notes	431	323	346
Accounts receivable	43,611	40,826	38,260
Securities	5,000	—	5,000
Inventories	9,191	8,280	8,585
Short-term loans receivable	16,114	19,604	16,660
Deferred tax assets	947	1,053	949
Other	2,602	1,615	2,732
Allowance for doubtful accounts	(1,720)	(1,307)	(1,572)
Total current assets	94,537	87,326	91,293
FIXED ASSETS:			
Tangible fixed assets			
Buildings	24,889	24,863	24,901
Machinery and equipment	14,257	14,972	14,951
Land	17,301	17,195	17,179
Construction in progress	3,051	1,161	1,531
Other	2,517	2,633	2,562
Total tangible fixed assets	62,018	60,826	61,126
Intangible fixed assets	1,151	1,229	1,275
Investments and other assets			
Investment in securities	14,384	18,343	14,993
Stocks of subsidiaries and affiliated companies	19,244	19,273	19,241
Prepaid pension costs	12,509	9,926	11,277
Other	5,435	5,154	5,119
Allowance for doubtful accounts	(64)	(64)	(64)
Total investments and other assets	51,509	52,632	50,567
Total fixed assets	114,678	114,688	112,968
Total assets	209,216	202,015	204,262

	May 31, 2008	May 31, 2007	November 30, 2007
LIABILITIES:			
CURRENT LIABILITIES:			
Accounts payable	29,687	24,582	23,936
Short-term loans payable	8,038	6,243	7,717
Accounts payable-other	10,390	8,024	9,723
Accrued income taxes	1,264	1,372	988
Reserve for sales rebates	2,349	1,448	1,314
Reserve for bonuses	950	1,026	337
Reserve for directors' and corporate auditors' bonuses	20	15	40
Other	1,851	1,794	3,942
Total current liabilities	54,553	44,508	47,999
LONG-TERM LIABILITIES:			
Bonds	10,000	10,000	10,000
Long-term loans payable	13,652	13,916	13,784
Deferred tax liabilities	6,404	6,713	6,613
Reserve for directors' and corporate auditors' retirement pay	—	591	676
Other	5,402	5,291	5,317
Total long-term liabilities	35,459	36,512	36,392
Total liabilities	90,012	81,021	84,392
NET ASSETS:			
Owners' equity			
Paid-in capital	24,104	24,104	24,104
Capital surplus			
Capital legal reserve	29,418	29,418	29,418
Other capital surplus	14	14	14
Total capital surplus	29,432	29,432	29,432
Earned surplus			
Earned legal reserve	3,115	3,115	3,115
Other earned surplus	63,631	62,280	62,869
Special depreciation reserve	26	33	26
Reserve for deduction entry of property replaced by purchase	2,257	2,108	2,257
General reserve	58,400	57,300	57,300
Earned surplus brought forward	2,946	2,838	3,285
Total earned surplus	66,746	65,395	65,985
Treasury Stock	(3,786)	(2,638)	(2,642)
Total owners' equity	116,497	116,294	116,879
Valuation and translation adjustments			
Valuation difference on available-for-sale securities	2,700	4,699	3,019
Deferred gains or losses on hedges	5	—	(28)
Total valuation and translation adjustments	2,706	4,699	2,991
Total net assets	119,203	120,993	119,870
Total liabilities and net assets	209,216	202,015	204,262

Q.P. CORPORATION

Non-Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2008	Interim period ended May 31, 2007	Year ended November 30, 2007
NET SALES	116,883	115,989	232,426
COST OF SALES	82,788	79,701	160,348
Gross profit	34,094	36,288	72,078
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	31,742	33,386	65,575
Operating income	2,352	2,901	6,502
NON-OPERATING INCOME:			
Interest income and dividend receivable	1,004	515	900
Other	139	130	257
NON-OPERATING EXPENSES:			
Interest expense	197	144	325
Other	111	132	304
Ordinary income	3,186	3,270	7,030
EXTRAORDINARY GAINS:			
Reversal of allowance for doubtful accounts	29	38	43
Subsidy received	—	373	373
Gain on sales of fixed assets	206	—	—
Other	75	34	102
EXTRAORDINARY LOSSES:			
Loss on disposal of fixed assets	314	334	503
Allowance for doubtful accounts	178	205	475
Other	48	135	306
Net income before income taxes	2,956	3,043	6,265
Income taxes	1,125	1,318	1,473
Income taxes deferred	—	—	1,408
Net income	1,831	1,724	3,383

Non-Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2008

	Owners' equity							
		Capital surplus		Earned surplus				
					Other earned surplus			
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward
Balance at November 30, 2007	24,104	29,418	14	3,115	26	2,257	57,300	3,285
Changes of items during the interim period								
Dividends from surplus								(1,069)
Net income								1,831
Repurchase of treasury stock								
Transfer to reserve							1,100	(1,100)
Net changes of items other than owners' equity								
Total changes of items during the interim period	—	—	—	—	—	—	1,100	(338)
Balance at May 31, 2008	24,104	29,418	14	3,115	26	2,257	58,400	2,946

	Owners' equity		Valuation and translation adjustments			
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance at November 30, 2007	(2,642)	116,879	3,019	(28)	2,991	119,870
Changes of items during the interim period						
Dividends from surplus		(1,069)				(1,069)
Net income		1,831				1,831
Repurchase of treasury stock	(1,143)	(1,143)				(1,143)
Transfer to reserve		—				—
Net changes of items other than owners' equity		—	(319)	34	(284)	(284)
Total changes of items during the interim period	(1,143)	(382)	(319)	34	(284)	(666)
Balance at May 31, 2008	(3,786)	116,497	2,700	5	2,706	119,203

Non-Consolidated Statements of Changes in Net Assets

(Millions of yen)

Interim period ended May 31, 2007

	Owners' equity							
		Capital surplus		Earned surplus				
					Other earned surplus			
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward
Balance at November 30, 2006	24,104	29,418	14	3,115	33	2,108	56,500	3,063
Changes of items during the interim period								
Dividends from surplus								(1,149)
Net income								1,724
Repurchase of treasury stock								
Transfer to reserve							800	(800)
Net changes of items other than owners' equity								
Total changes of items during the interim period	—	—	—	—	—	—	800	(224)
Balance at May 31, 2007	24,104	29,418	14	3,115	33	2,108	57,300	2,838

	Owners' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	
Balance at November 30, 2006	(2,255)	116,101	4,223	4,223	120,325
Changes of items during the interim period					
Dividends from surplus		(1,149)			(1,149)
Net income		1,724			1,724
Repurchase of treasury stock	(382)	(382)			(382)
Transfer to reserve		—			—
Net changes of items other than owners' equity			476	476	476
Total changes of items during the interim period	(382)	192	476	476	668
Balance at May 31, 2007	(2,638)	116,294	4,699	4,699	120,993

Non-Consolidated Statement of Changes in Net Assets

(Millions of yen)

Year ended November 30, 2007

	Owners' equity							
		Capital surplus		Earned surplus				
					Other earned surplus			
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward
Balance at November 30, 2006	24,104	29,418	14	3,115	33	2,108	56,500	3,063
Changes of items during the interim period								
Dividends from surplus								(2,218)
Net income								3,383
Repurchase of treasury stock								
Transfer to reserve					6	211	800	(1,018)
Transfer from reserve					(13)	(63)		76
Net changes of items other than owners' equity								
Total changes of items during the interim period	–	–	–	–	(6)	148	800	222
Balance at November 30, 2007	24,104	29,418	14	3,115	26	2,257	57,300	3,285

	Owners' equity		Valuation and translation adjustments			
	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance at November 30, 2006	(2,255)	116,101	4,223	–	4,223	120,325
Changes of items during the interim period						
Dividends from surplus		(2,218)				(2,218)
Net income		3,383				3,383
Repurchase of treasury stock	(387)	(387)				(387)
Transfer to reserve		–				–
Transfer from reserve		–				–
Net changes of items other than owners' equity			(1,203)	(28)	(1,232)	(1,232)
Total changes of items during the interim period	(387)	777	(1,203)	(28)	(1,232)	(454)
Balance at November 30, 2007	(2,642)	116,879	3,019	(28)	2,991	119,870

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account

for The Interim Period Ended May 31, 2008

(Notes)

Figures less than units indicated are rounded off, except for section 10 and 13.

The estimate information in this data is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

1. Summary of Sales (Consolidation)

(Billions of yen)

Net sales	Segment	1st Quarter	2nd Quarter	Half-Year	3rd Quarter	4th Quarter	Year
FY2006	Condiments and Processed Foods	38.5	47.1	85.6	42.0	44.6	172.2
	Health Function Products	3.6	4.7	8.3	4.1	5.0	17.4
	Egg Products	21.1	19.9	41.0	20.8	20.7	82.5
	Salads and Prepared Foods	23.4	22.7	46.1	23.6	24.8	94.5
	Distribution	21.9	22.3	44.2	22.4	22.9	89.5
	Total	108.5	116.6	225.1	113.1	117.9	456.1
FY2007 (A)	Condiments and Processed Foods	39.9	48.9	88.8	45.0	43.5	177.3
	Health Function Products	3.8	4.7	8.5	4.2	4.8	17.5
	Egg Products	20.7	21.8	42.5	20.6	21.7	84.8
	Salads and Prepared Foods	23.2	24.5	47.7	25.0	23.5	96.2
	Distribution	21.8	23.2	45.0	23.8	23.4	92.2
	Total	109.5	123.0	232.5	118.6	116.9	468.0
FY2008 (B)	Condiments and Processed Foods	41.1	48.4	89.5			180.0
	Health Function Products	3.8	4.7	8.5			18.5
	Egg Products	20.8	22.6	43.4			89.0
	Salads and Prepared Foods	23.0	23.6	46.6			94.5
	Distribution	22.4	24.6	47.0			96.0
	Total	111.2	123.9	235.1			478.0
Increase (Decrease) (B)-(A)	Condiments and Processed Foods	1.2	(0.5)	0.7	-	-	2.7
	Health Function Products	0	0	0.1	-	-	1.0
	Egg Products	0.1	0.8	0.9	-	-	4.2
	Salads and Prepared Foods	(0.1)	(0.9)	(1.1)	-	-	(1.7)
	Distribution	0.6	1.4	1.9	-	-	3.8
	Total	1.7	0.9	2.6	-	-	10.0

(Notes)

Figures less than units indicated are rounded off.

2. Summary of Operating Income (Consolidation)

(Billions of yen)

Operating Income	Segment	1st Quarter	2nd Quarter	Half-Year	3rd Quarter	4th Quarter	Year
FY2006	Condiments and Processed Foods	1.5	4.8	6.3	0.7	3.3	10.3
	Health Function Products	(0.1)	0.4	0.3	0.2	0.3	0.8
	Egg Products	0.6	0.7	1.3	0.6	0.5	2.4
	Salads and Prepared Foods	0.2	0	0.2	0.5	0.5	1.2
	Distribution	0.7	1.0	1.7	0.8	0.8	3.3
	Elimination and/or addition	(1.0)	(1.1)	(2.1)	(0.9)	(0.8)	(3.8)
	Total	1.9	5.9	7.8	1.9	4.5	14.2
FY2007 (A)	Condiments and Processed Foods	1.8	4.3	6.1	3.2	2.3	11.6
	Health Function Products	0.1	0.2	0.3	0.1	0.7	1.1
	Egg Products	0.4	0.9	1.3	1.0	0.9	3.2
	Salads and Prepared Foods	0.1	0.7	0.8	0.7	0.4	1.9
	Distribution	0.3	0.7	1.0	0.5	0.7	2.2
	Elimination and/or addition	(1.0)	(1.1)	(2.1)	(0.9)	(1.0)	(4.0)
	Total	1.7	5.7	7.4	4.5	3.9	15.8
FY2008 (B)	Condiments and Processed Foods	2.1	3.0	5.1			10.3
	Health Function Products	0	0.3	0.3			1.3
	Egg Products	0.9	1.2	2.1			3.4
	Salads and Prepared Foods	0.1	0.6	0.7			2.2
	Distribution	0	0.6	0.6			1.9
	Elimination and/or addition	(1.0)	(1.1)	(2.1)			(4.1)
	Total	2.2	4.5	6.7			15.0
Increase (Decrease) (B)-(A)	Condiments and Processed Foods	0.3	(1.3)	(1.0)	-	-	(1.3)
	Health Function Products	0	0.1	0	-	-	0.2
	Egg Products	0.5	0.3	0.7	-	-	0.2
	Salads and Prepared Foods	0	(0.1)	(0.1)	-	-	0.3
	Distribution	(0.4)	(0.1)	(0.5)	-	-	(0.3)
	Elimination and/or addition	0	0	0	-	-	0
	Total	0.4	(1.2)	(0.8)	-	-	(0.8)

(Notes)

Figures less than units indicated are rounded off.

3. Operating income in the May 31,2008 – Status of increase or decrease (Consolidation)

(Billions of yen)

	May.31, 2007	May.31, 2008	(Increase) Decrease
Operating income	7.4	6.7	(0.8)



1Q
2Q
1st Half of FY
Increase due to shift of focus to growth areas, etc.△0.3
Impact of revisions to mayonnaise prices and other factors +0.9
Reduce overall costs as a group +1.2
Reduction of sales promotion expenses +1.6
Impact of changes in tax △0.3
Decrease in profits of Distribution system business △0.5
Rise in material and energy costs △1.0
Rise in costs of principal materials △2.4
△3
△2
△1
0
1
2
3

4. Estimate Operating income in the FY2008 – Status of increase or decrease (Consolidation)

(Billions of yen)

	FY2007	FY2008 Estimate	(Increase) Decrease
Operating income	15.8	15.0	(0.8)



1st Half of FY
2nd Half of FY
Year
Increase due to shift of focus to growth areas, etc.+1.1
Impact of revisions to prices +2.1
Reduction of costs throughout the group +3.0
Reduction of sales promotion expenses +2.6
Impact of changes in tax △0.6
Decrease in profits of Distribution system business △0.3
Rise in material and energy costs △2.2
Rise in costs of principal materials △6.5
△7
△5
△3
△1
1
3
5
7

5. Principal component of Selling, General and Administrative Expenses – Results and Estimate (Consolidation)

(Billions of yen)

	1st Half of FY2006	1st Half of FY2007	1st Half of FY2008	FY2007	FY2008 (Estimate)
Sale promotion expense	11.2	11.5	9.9	22.2	19.6
Advertising expense	4.6	4.7	4.5	8.8	8.3
Warehousing and carrying charge	12.9	13.4	13.4	27.3	27.1
Labor expense	9.5	9.8	9.6	19.4	19.6
R&D expense	1.5	1.5	1.5	3.2	3.3

6. Non-operating income and expenses, extraordinary gains and losses – Results and Estimate and Principal items of increase or decrease in comparison with the previous year (Consolidation)

(Billions of yen)

	1st Half of FY2007 (a)	1st Half of FY2008 (b)	Description of principal change (Comparison between (b) and (a))		FY2008 (Estimate)
Non-operating income and expenses-Net	(0.0)	0.0	Increase in interest income and dividend receivable Increase in interest cost	0.1 (0.1)	(0.2)
Extraordinary gains and losses-Net	(0.0)	(0.2)	Decrease in subsidy received Increase in sales of fixed assets	(0.4) 0.2	(0.4)

7. Changes in consolidated balance sheets

(Billions of yen)

	Nov 30, 2007	May 31, 2008	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	124.3	132.5	8.2	Decrease in cash and deposits	(2.6)
				Increase in receivables in trade	9.0
				Increase in inventories	1.5
Fixed assets					
Tangible and intangible fixed assets	121.7	122.4	0.7	Increase in purchase	7.5
				Decrease in depreciation	(6.4)
				Decrease in sales and disposal	(0.4)
Investment and other assets (includes in deferred asset)	46.8	48.2	1.4	Decrease in investment in securities	(0.7)
				Increase in prepaid pension costs	1.8
(Liabilities)					
	131.7	140.8	9.1	Increase in payables in trade	10.9
(Net assets)					
	161.1	162.3	1.2	Increase in earned surplus	2.1
				Increase in treasury stock	(1.1)
				Increase in minority interests	0.9

8. Capital Investments and Depreciation Expense – Results and Estimates (Consolidation)

(Billions of yen)

	1st Half of FY2006	1st Half of FY2007	1st Half of FY2008	FY2007	FY2008 (Estimate)
Capital Investments	8.4	5.7	7.5	11.3	16.7
Depreciation Expense	5.8	5.9	6.4	12.4	13.7
Including Prior-period Depreciation Expense due to change of depreciation expense regulation	-	-	0.3	-	0.7

The amortization period of prior-period depreciated cost is five years.

9. Business results of principal subsidiaries for the interim period ending May 31, 2008

(Millions of yen)

	Sales	Operating income	Net income	Total assets	Net assets	Percentage of voting rights (Note 1)
Q.P. Egg Co., Ltd (Note 2)	31,052	1,463	874	19,154	7,389	88.0%
Deria Foods Co., Ltd (Note 3)	16,381	91	60	6,037	927	100.0%
K.R.S Corporation (Note 4)	47,294	(302)	(148)	44,553	21,276	44.8%

(Notes)

1. Percentage of voting rights is calculated on direct and indirect holding.
2. Q.P. Egg Co., Ltd which is engaged in manufacture and sale of egg materials plays a core part in the egg products business.
3. Deria Foods Co., Ltd which is engaged in sale of salads and prepared foods plays a core part in the vegetables and salads business.
4. K.R.S Corporation plays a core part in the distribution systems business.

10. Principal management index

(Consolidation)

	1st Half of FY2006	1st Half of FY2007	1st Half of FY2008	FY2006	FY2007
Net sales (millions of yen)	225,112	232,483	235,051	456,067	468,006
Year-to-year percentage change (%)	(0.1)	3.3	1.1	0.2	2.6
Operating income (millions of yen)	7,764	7,445	6,671	14,159	15,824
Year-to-year percentage change (%)	34.9	(4.1)	(10.4)	10.4	11.8
Operating income to net sales (%)	3.4	3.2	2.8	3.1	3.4
Ordinary income (millions of yen)	7,817	7,427	6,679	14,262	15,836
Ordinary income to net sales (%)	3.5	3.2	2.8	3.1	3.4
Net income (millions of yen)	3,195	3,542	3,113	6,071	7,328
Net income ratio (%)	1.4	1.5	1.3	1.3	1.6
Net assets (millions of yen)	154,049	159,776	162,284	156,217	161,140
Total assets (millions of yen)	279,352	289,402	303,089	290,186	292,823
Equity ratio (%)	48.6	48.5	46.7	47.3	48.3
Net cash provided by operating activities (millions of yen)	3,964	8,596	6,906	21,443	22,331
Net cash used in investing activities (millions of yen)	(8,960)	(6,525)	(5,783)	(16,589)	(11,166)
Net cash provided by (used in) financing activities (millions of yen)	4,301	(1,403)	(1,994)	3,187	(2,757)
Free cash flow (millions of yen)	(4,996)	2,071	1,123	4,854	11,165
Cash and cash equivalents at end of the interim period or year (millions of yen)	12,473	19,973	26,644	21,212	27,699
Interest-bearing debt (millions of yen)	43,299	43,466	42,845	43,248	43,175
Net assets per share (yen)	885.75	918.76	933.72	896.69	925.46
Net income per share – primary (yen)	20.88	23.18	20.42	39.66	47.96
Net income per share - diluted (yen)	20.88	-	-	39.66	-
Free cash flow per share (yen)	(32.66)	13.55	7.37	31.71	73.06
Return on equity (%)	2.4	2.6	2.2	4.5	5.3
Ordinary income to total assets (%)	2.9	2.6	2.2	5.1	5.4
Year dividend per share, and interim dividend per share in parentheses (yen)	6.5	7.0	7.0	14.0	14.0
Number of regular full-time employees 〔Average number of temporary employees〕	8,714 [8,504]	9,024 [8,618]	9,595 [8,324]	8,805 [8,474]	8,885 [8,642]
Stock price (yen)	1,054	1,141	979	1,035	1,136

(Notes)

1. Consumption taxes are not included in net sales.
2. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 30, 2006 .
3. Net income per shared-diluted is not described from the fiscal year ended November 30, 2007 because of no existence of potential stocks.

11. Principal component of Selling, General and Administrative Expenses – Results and Estimate (Q. P. Corporation)

(Billions of yen)

	1st Half of FY2006	1st Half of FY2007	1st Half of FY2008	FY2007	FY2008 (Estimate)
Sale promotion expense	10.7	11.0	9.5	21.4	18.7
Advertising expense	4.4	4.6	4.3	8.4	8.0
Warehousing and carrying charge	6.0	5.9	5.9	11.9	11.8
Labor expense	5.5	5.6	5.4	11.2	11.1
R&D expense	1.2	1.2	1.2	2.5	2.6

12. Sales of Salads Condiments by Market Type – (Q. P. Corporation)

		1st Half of FY2006	1st Half of FY2007	1st Half of FY2008
Home-use	Volume (1,000 t)	62	64	63
	Amount (Billions of yen)	33.1	34.2	34.7
Commercial-use	Volume (1,000 t)	45	46	45
	Amount (Billions of yen)	15.8	16.2	16.2

13. Principal management index (Q.P.Corporation)

Term ended		1st Half of FY2006	1st Half of FY2007	1st Half of FY2008	FY2006	FY2007
Net sales	(millions of yen)	114,368	115,989	116,883	230,598	232,426
Year-to-year percentage change	(%)	(1.3)	1.4	0.8	(0.9)	0.8
Operating income	(millions of yen)	3,825	2,901	2,352	5,645	6,502
Year-to-year percentage change	(%)	12.0	(24.2)	(18.9)	(7.1)	15.2
Operating income to net sales	(%)	3.3	2.5	2.0	2.4	2.8
Ordinary income	(millions of yen)	4,144	3,270	3,186	6,165	7,030
Ordinary income to net sales	(%)	3.6	2.8	2.7	2.7	3.0
Net income	(millions of yen)	2,101	1,724	1,831	2,883	3,383
Net income ratio	(%)	1.8	1.5	1.6	1.3	1.5
Paid-in capital	(millions of yen)	24,104	24,104	24,104	24,104	24,104
Total number of issued shares (shares)		155,464,515	155,464,515	155,464,515	155,464,515	155,464,515
Net assets	(millions of yen)	120,856	120,993	119,203	120,325	119,870
Total assets	(millions of yen)	198,488	202,015	209,216	200,019	204,262
Equity ratio	(%)	60.9	59.9	57.0	60.2	58.7
Return on equity	(%)	1.7	1.4	1.5	2.4	2.8
Ordinary income to total assets	(%)	2.1	1.6	1.5	3.2	3.5
Number of regular full-time employees [Average number of temporary employees]		2,542 [1,061]	2,636 [921]	2,854 [831]	2,475 [1,018]	2,518 [888]

(Notes)

1. Consumption taxes are not included in net sales.
2. The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the fiscal year ended November 30,2006.

END